# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lotus Technology Inc., CIK 0001962746
CUSIP: 54572F101
Title of class of securities: Ordinary Shares, par value US$0.00001 per share
Address of issuer's principal executive offices: No. 800 Century Avenue, Pudong District, Shanghai, China (F4), 200120
Date of event which requires filing of this statement: 01/19/2026
Filed by CIK 0001965905
Persons authorized to receive notices and communications: Zhejiang Geely Holding Group, No. 1760 Jiangling Road, Binjiang District, Hangzhou, China (F4), 310051, 86-571-2809-8282

## Reporting persons
- Eric Li (Li Shufu) (CIK 0001965905): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: affiliate funds (AF), working capital (WC); sole voting power 362,142,292; shared voting power 0; sole dispositive power 362,142,292; shared dispositive power 0; aggregate amount beneficially owned 362,142,292 (56% of the class)
  Comment: Note to Row (7) and (9) - Includes (i) 186,648,945 Ordinary Shares held by Lotus Advanced Technology Limited Partnership ("LATLP"); (ii) 108,740,886 Ordinary Shares held by Lotus Technology International Investment Limited ("LTIIL"); (iii) 47,995,443 Ordinary Shares held by Lotus Group International Limited ("LGIL"); (iv) 1,968,697 Ordinary Shares held by Geely Investment Holding Ltd; and (v) 16,788,321 Ordinary Shares held by ECARX Holdings Inc.
  
  LATLP is a limited liability partnership incorporated under the laws of British Virgin Islands and its general partner is Yin Qing Holdings Limited. Yin Qing Holdings Limited is wholly owned by Mr. Qingfeng Feng, the CEO and director of the Company. On July 30, 2021, the partners of LATLP, namely Ming Jun Holdings Limited, Yin Qing Holdings Limited, Xing Rong Holdings Limited and Jing Can Holdings Limited signed an agreement, later joined by State Rainbow Investments Limited and Radiant Field Investments Limited, under which these partners agreed to act in concert with Ming Jun Holdings Limited. Ming Jun Holdings Limited is wholly owned by Mr. Shufu Li. Therefore, Mr. Shufu Li may be deemed to beneficially own all of the shares held of record by LATLP. The registered address of Lotus Advanced Technology Limited Partnership is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.
  
  LTIIL is wholly owned by Geely International (Hong Kong) Limited ("Geely HK"). Geely HK is wholly owned by Hainan Geely Investment Holdings Co., Ltd, which is wholly owned by Zhejiang Geely Holding Group Co., Ltd. ("Geely Holding"). Geely Holding is 82.233% owned by Mr. Shufu Li, 8.0583% owned by Mr. Xingxing Li, and 9.7087% owned by Ningbo Yima Enterprise Management Partnership (Limited Partnership). The registered address of LTIIL is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
  
  LGIL is wholly owned by Lotus Advance Technologies Sdn. Bhd, which is 51% owned by Geely HK and 49% owned by Etika Automotive Sdn Bhd ("Etika"). The registered address of LGIL is Potash Lane, Hethel, Norwich, Norfolk, NR14 8EZ, England.
  
  Geely Investment Holding Ltd. is wholly owned by Geely HK. The registered address of Geely Investment Holding Ltd. is Craigmuir Chambers, RoadTown, Tortola, VG 1110, British Virgin lslands.
  
  Mr. Eric Li (Li Shufu) controls ECARX Holdings Inc. and therefore may be deemed to beneficially own all of the 16,788,321 Ordinary Shares directly held by ECARX Holdings Inc.
  
  Note to Row (13) - The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 647,082,422 issued and outstanding Ordinary Shares as of January 29, 2026 (excluding Ordinary Shares issued to Deutsche Bank Trust Company Americas, the depositary of our ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plan).
- Lotus Advanced Technology Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Virgin Islands British (D8); source of funds: affiliate funds (AF), working capital (WC); sole voting power 186,648,945; shared voting power 0; sole dispositive power 186,648,945; shared dispositive power 0; aggregate amount beneficially owned 186,648,945 (28.8% of the class)
  Comment: Note to Row (7) and (9) - Represents 186,648,945 Ordinary Shares held by LATLP. LATLP is a limited liability partnership incorporated under the laws of British Virgin Islands and its general partner is Yin Qing Holdings Limited. Yin Qing Holdings Limited is wholly owned by Mr. Qingfeng Feng, the CEO and director of the Company. On July 30, 2021, the partners of LATLP, namely Ming Jun Holdings Limited, Yin Qing Holdings Limited, Xing Rong Holdings Limited and Jing Can Holdings Limited signed an agreement, later joined by State Rainbow Investments Limited and Radiant Field Investments Limited, under which these partners agreed to act in concert with Ming Jun Holdings Limited. Ming Jun Holdings Limited is wholly owned by Mr. Shufu Li. Therefore, Mr. Shufu Li may be deemed to beneficially own all of the shares held of record by LATLP. The registered address of Lotus Advanced Technology Limited Partnership is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.
  
  Note to Row (13) - The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 647,082,422 issued and outstanding Ordinary Shares as of January 29, 2026 (excluding Ordinary Shares issued to Deutsche Bank Trust Company Americas, the depositary of our ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plan).
- Lotus Technology International Investment Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: affiliate funds (AF), working capital (WC); sole voting power 108,740,886; shared voting power 0; sole dispositive power 108,740,886; shared dispositive power 0; aggregate amount beneficially owned 108,740,886 (16.8% of the class)
  Comment: Note to Row (7) and (9) - Represents 108,740,886 Ordinary Shares held by LTIIL. LTIIL is wholly owned by Geely HK, which is ultimately wholly owned by Geely Holding. Geely Holding is 82.233% owned by Mr. Shufu Li, 8.0583% owned by Mr. Xingxing Li, and 9.7087% owned by Ningbo Yima Enterprise Management Partnership (Limited Partnership). The registered address of LTIIL is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
  
  Note to Row (13) - The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 647,082,422 issued and outstanding Ordinary Shares as of January 29, 2026 (excluding Ordinary Shares issued to Deutsche Bank Trust Company Americas, the depositary of our ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plan).
- Lotus Group International Limited: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); source of funds: affiliate funds (AF), working capital (WC); sole voting power 47,995,443; shared voting power 0; sole dispositive power 47,995,443; shared dispositive power 0; aggregate amount beneficially owned 47,995,443 (7.4% of the class)
  Comment: Note to Row (7) and (9) - Represents 47,995,443 Ordinary Shares held by LGIL. LGIL is wholly owned by Lotus Advance Technologies Sdn. Bhd, which is 51% owned by Geely HK and 49% owned by Etika. Geely HK is ultimately wholly owned by Geely Holding. Geely Holding is 82.233% owned by Mr. Shufu Li, 8.0583% owned by Mr. Xingxing Li, and 9.7087% owned by Ningbo Yima Enterprise Management Partnership (Limited Partnership). The registered address of LGIL is Potash Lane, Hethel, Norwich, Norfolk, NR14 8EZ, England.
  
  Note to Row (13) - The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 647,082,422 issued and outstanding Ordinary Shares as of January 29, 2026 (excluding Ordinary Shares issued to Deutsche Bank Trust Company Americas, the depositary of our ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plan).

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value US$0.00001 per share
Name of issuer: Lotus Technology Inc.
Address of issuer's principal executive offices: No. 800 Century Avenue, Pudong District, Shanghai, China (F4), 200120
Comment:
Explanatory Note

This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one ordinary share of the Issuer.

## Item 2. Identity and Background
Name of person filing:
Eric Li (Li Shufu)
Lotus Advanced Technology Limited Partnership
Lotus Technology International Investment Limited
Lotus Group International Limited
Residence or business address:
For Eric Li (Li Shufu):
1760 Jiangling Road, Binjiang District
Hangzhou, Zhejiang Province
China

For Lotus Advanced Technology Limited Partnership:
Sertus Chambers, P.O. Box 905, Quastisky Building
Road Town, Tortola
British Virgin Islands

For Lotus Technology International Investment Limited:
Craigmuir Chambers
Road Town, Tortola, VG 1110
British Virgin Islands

For Lotus Group International Limited:
Potash Lane, Hethel, Norwich, Norfolk, NR14 8EZ, England

Current information concerning the identity and background of each of the directors and executive officers of Lotus Advanced Technology Limited Partnership, Lotus Technology International Investment Limited and Lotus Group International Limited (collectively, the "Covered Persons"), as well as applicable additional information called for by Items 3 through 6, is set forth on Annex A, attached hereto and incorporated herein by reference.
Present principal occupation or employment:
Lotus Advanced Technology Limited Partnership is an investment holding platform.
Lotus Technology International Investment Limited is an investment holding platform.
Lotus Group International Limited is a holding company.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons and, to the best of their knowledge, none of the Covered Persons has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons and, to the best of their knowledge, none of the Covered Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Eric Li (Li Shufu) -- People's Republic of China
Lotus Advanced Technology Limited Partnership - British Virgin Islands
Lotus Technology International Investment Limited - British Virgin Islands
Lotus Group International Limited - United Kingdom

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Issuer entered into a share subscription agreement with ECARX Holdings Inc. on December 23, 2025. Pursuant to the subscription agreement, ECARX Holdings Inc. agreed to subscribe for and purchase from the Issuer, through a private placement, a total of 16,788,321 newly issued Ordinary Shares at a price of US$1.37 per share, for a total purchase price of US$23 million (the "PIPE transaction"). The PIPE transaction closed on January 19, 2026, and immediately after such closing, ECARX Holdings Inc. directly holds 16,788,321 Ordinary Shares, amounting to 2.6% of the total issued and outstanding shares of the Issuer.

Mr. Eric Li (Li Shufu) previously reported his beneficial ownership of the securities of the Issuer on a Schedule 13G pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Mr. Eric Li (Li Shufu) is now filing this statement on Schedule 13D because, as of January 29, 2026, the reporting person had acquired additional beneficial ownership during the preceding 12 months of more than 2% of the issued and outstanding shares of the Issuer as a result of the PIPE transaction. Each of Lotus Advanced Technology Limited Partnership, Lotus Technology International Investment Limited and Lotus Group International Limited also previously reported its beneficial ownership of the securities of the Issuer on a Schedule 13G pursuant to Rule 13d-1(d) under the Exchange Act and is now filing this statement on Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 3 is hereby incorporated by reference in its entirety. Except as set forth herein, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the transactions of this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See responses to Rows (11) and (13) of the cover pages of this Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to Rows (7) through (10) of the cover pages of this Schedule 13D.
Transactions in the class effected during the past sixty days: Other than as described in this Schedule 13D, none of the Reporting Persons and, to the best of their knowledge, none of the Covered Persons, has effected any transactions in the Ordinary Shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 3 is hereby incorporated by reference in its entirety.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is filed as Exhibit 1 to this Schedule 13D.

Other than as described in this Schedule 13D, no contracts, arrangements, understandings or relationships exist with respect to the securities of the Issuer among or between the Reporting Persons or any other person or entity.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Annex A
1 - Joint Filing Agreement dated February 13, 2026 by and among the Reporting Persons
2 - Subscription Agreement dated December 23, 2025 by and between the Issuer and ECARX Holdings Inc. (incorporated by reference to Exhibit 99.2 to the Issuer's Form 6-K filed with the Securities and Exchange Commission on December 29, 2025)

## Signatures
- Eric Li (Li Shufu): /s/ Eric Li (Li Shufu), Eric Li (Li Shufu) (02/13/2026)
- Lotus Advanced Technology Limited Partnership: /s/ Qingfeng Feng, Qingfeng Feng (02/13/2026)
- Lotus Technology International Investment Limited: /s/ Donghui Li, Donghui Li (02/13/2026)
- Lotus Group International Limited: /s/ Qingfeng Feng, Qingfeng Feng (02/13/2026)